SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 6

Spectrum Brands Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

84790A105

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of person authorized to receive notices and communications)

November 19, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No 40434J100	13D

1	Name of Reporting Person: Jefferies Financial Group Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,525,666
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,525,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,525,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.1%
14	TYPE OF REPORTING PERSON: HC, CO

This Amendment No. 6 amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on March 28, 2014, as amended on July 3, 2014, November 26, 2014, March 27, 2017, February 27, 2018 and July 17, 2018 (the “13D”), and is filed by Jefferies Financial Group Inc. (“Jefferies”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands Holdings, Inc. (“Spectrum”) owned by Jefferies and its controlled subsidiaries. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the 13D.

Item 1.	Security and Issuer.

Spectrum Brands Holdings, Inc.

3001 Deming Way, Middleton, Wisconsin 53562

Common Stock, par value $0.01per share

Item 4.	Purpose of the Transaction.

The information set forth under Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

On July 13, 2018, the Merger and the other transactions described in Amendment No. 4 to 13D were consummated and Jefferies acquired 7,965 shares of Common Stock in respect of 7,965 shares of common stock of Spectrum Brands Legacy, Inc. (formerly, Spectrum Brands Holdings, Inc.) as merger consideration. In addition, on September 18, 2018, 184 shares of Common Stock held in a co-managed account were transferred out of our control and on November 5, 2018, we sold 1,779 Common Shares at a weighted average price of $66.02 per share in open market transactions. The following sets for the number of shares of Common Stock as to which Jefferies currently has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 7,525,666

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 7,525,666

As of the date hereof, Jefferies beneficially owns 7,525,666 shares of Common Stock representing approximately 14.1% of Spectrum’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 13, 2018, the Merger and the other transactions described in Amendment No. 4 to 13D were consummated and Jefferies entered into the Leucadia Shareholder Agreement as described in Amendment No. 4 to 13D (the “Shareholder Agreement”). On November 19, 2018, we and Spectrum amended the Shareholder Agreement to allow Jefferies to own up to 19.9% of Spectrum’s Common Stock (up from the 15% standstill contained in the Shareholder Agreement). Also, as part of the amended Shareholder Agreement, Jefferies agreed to vote its Common Shares consistent with the recommendations of the Spectrum Board of Directors at Spectrum’s 2019 annual meeting of shareholders.

The foregoing summary of the amended Shareholder Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement which is incorporated herein by reference and attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits.

99.1	Amendment to Shareholder Agreement, effective as of November 19, 2018, by and between Spectrum Brands Holdings, Inc. and Jefferies Financial Group Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

Jefferies Financial Group Inc.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and
Assistant Secretary